SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               [Amendment No. 10]

                              Wells Financial Corp.
                              ---------------------
                               (Name of the Issuer)

                              Wells Financial Corp.
                              ---------------------
                      (Name of Person(s) Filing Statement)

                           Common Stock $.10 par value
                           ---------------------------
                         (Title of Class of Securities)

                                   949759 10 4
                                   -----------
                      (CUSIP Number of Class of Securities)

                             Mr. Lonnie R. Trasamar
                      President and Chief Executive Officer
                 53 First Street, S. W., Wells, Minnesota 56097
                                 (507) 553-3151
            (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                               John J. Spidi, Esq.
                             Joan S. Guilfoyle, Esq.
                            Malizia Spidi & Fisch, PC
                                 Suite 340 West
                             Washington, D. C. 20005
                                 (202) 434-4660


This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the
     Securities Exchange Act of 1934.

[ ]  b. The filing of a registration statement under the Securities Act of 1933.

[ ]  c. A tender offer.

[ ]  d.  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

    ------------------------------------------------------------------------
    Transaction Valuation *                      Amount of Filing Fee
    ------------------------------------------------------------------------
           $245,700                              $49.14

    ------------------------------------------------------------------------

*The transaction value is calculated based on $31.50 per share to be paid for an estimated 7,800 pre-reverse stock split shares in lieu of the fractional shares expected to be created by the Rule 13e-3 transaction. The filing fee is one-fiftieth of one percent of the transaction value

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_________________

Form or Registration No.:________________

Filing Party:___________________________

Date Filed:____________________________

                             INTRODUCTORY STATEMENT

     This Amendment No. 10 to the Rule 13E-3 Transaction Statement is being filed by Wells Financial Corp. (the "Company") with respect to the common stock, $.10 par value (the "Common Stock") of the Company, which is the class of equity securities subject to this Rule 13e-3 transaction. The Company initially filed the Rule 13E-3 transaction statement and Amendments No. 1 - 9 thereof in connection with an issuer tender offer for up to 150,000 shares of its Common Stock. Such tender offer was completed on December 3, 2004 and a total of 88,056 shares of Common Stock were repurchased by the Company. As disclosed in the Offer to Purchase dated September 28, 2004, as supplemented, the purpose of the issuer tender offer was to reduce the number of the Company's stockholders below 300 so as to enable the Company to deregister the Common Stock under the Securities Exchange Act of 1934, as amended. As the Company also disclosed in the Offer to Purchase, in the event the issuer tender offer was not successful in reducing the number of record stockholders below 300, the Company intended to initiate a reverse stock split so as to ensure that the number of record stockholders was reduced below 300. The Company also stated that it was possible that it would immediately thereafter initiate a forward stock split so as to increase the number of shares outstanding to pre-reverse stock split levels, less any fractional shares that were cashed out in the reverse stock split.

     The Company is a Minnesota corporation. Under Minnesota law, both the reverse stock split and forward stock split may be accomplished without stockholder approval. On December 21, 2004, the Board of Directors of the Company approved and two Amendments to the Company's Articles of Incorporation providing for (a) a one-for-100 reverse stock split of the Company's Common Stock, (b) a cash payment of $31.50 per pre-effectiveness for each share owned by persons holding 99 or fewer pre-amendment shares; and (c) a 100 for one forward split of the remaining common stock. The Amendments are upon the terms and subject to the conditions set forth in the Company's Information Statement, a copy of which is filed as Exhibit A hereto and is incorporated herein by reference in its entirety, and when filed, comparable information in the definitive Information Statement (collectively, the "Information Statement").

ITEM 1.   SUMMARY TERM SHEET.

     The information set forth in the Information Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

     (a) The name and address of the subject company is Wells Financial Corp. Its principal executive offices are located at 53 First Street, S. W., Wells, Minnesota 56097 and its telephone number at that location is (507) 553-3151.

     (b) As of the date hereof, there were 1,081,648 shares outstanding of the Company's common stock, par value $0.10 per share.

     (c), (d) The information set forth in the Information Statement under the caption "Market for Common Stock and Dividends" is incorporated herein by reference.

     (e) No underwritten public offering or Regulation A exempt offering of the common stock for cash has been made during the past three years.

     (f)  The  information  set  forth  in  the  section  entitled   "Securities
Transactions" on Schedule I to the Information Statement is incorporated by reference herein.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The filing person is the subject company, Wells Financial Corp. The principal executive offices of the Company are located at 53 First Street, S. W., Wells, Minnesota 56097 and the telephone number is (507) 553-3151. For the name and business address and telephone number of the persons identified in Instruction C to Schedule 13E-3, see the information set forth in Schedule I to the Information Statement under the caption "Directors and Executive Officers" incorporated herein by reference.

     (b) Not applicable.

     (c) (1), (2) The information with respect to the persons identified in Instruction C to Schedule 13e-3 is incorporated by reference to the information contained in Schedule I to the Information Statement under the caption.

     (3) None of such persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors). See
Schedule I to the Information Statement.

     (4) None of such persons was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding if any violation of federal or state securities laws.

     (5) Each of such persons is a citizen of the United States.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth in the Information Statement under the caption "Special Factors" is incorporated herein by reference.

     (b) None.

     (c) None.

     (d) The information set forth in the Information Statement under the caption "Special Factors - No Dissenters' Rights" is incorporated herein by reference.

     (e) None.

     (f) Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) (1) None.

     (2) The information set forth in the Information Statement under the caption "Certain Relationships and Related Transactions" is incorporated herein by reference.

     (b), (c) The information set forth in the Information Statement under the caption "Special Factors - Background" is incorporated herein by reference.

     (e) None.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) The information set forth in the Information Statement under the caption "Special Factors - Effects of the Reverse Stock Split" is incorporated herein by reference.

     (c) (1-8) The information set forth in the Information Statement under the caption "Special Factors - Effects of the Reverse Stock Split," " - Background" and " - Fairness of the Transaction" is incorporated herein by reference. Except as described therein, the Company has no plans or proposals with respect to any of the items listed in Item 1006 (c) (1-8) of Regulation M-A.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a-d) The information set forth in the Information Statement under the caption "Special Factors - Background", " - Purposes of and Reasons for the Reverse Stock Split and Forward Split" and " - Effects of the Reverse Stock Split" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a, b) The information set forth in the Information Statement under the caption "Special Factors - Fairness of the Transaction";and "- Background" is incorporated herein by reference.

     (c) The information set forth in the Information Statement under the caption "Special Factors - No Stockholder Vote Required" is incorporated herein by reference.

     (d) None.

     (e) The information set forth in the Information Statement under the caption "Special Factors - Overview" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     The information set forth in the Information Statement under the caption "Special Factors - Background" is incorporated herein by reference. The Company has previously mailed to stockholders an Offer to Purchase dated September 28, 2004 which contained the opinion of Capital Resources and a description of such opinion and qualifications of Capital Resources. Such Offer to Purchase was previously filed in the initial Schedule 13E-3 filing.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in the Information Statement under the caption "Special Factors - Source of Funds, Expenses" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Schedule I to the Information Statement is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (d), (e) The information set forth in Schedule I to the Information Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL INFORMATION.

     (a) (1) The financial statements set forth under Item 7 in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003 which are incorporated by reference in the Information Statement, are incorporated herein by reference.

     (2) The financial statements set forth under Item 1 in the Company's Quarterly Report on Form 10-QSB, which are incorporated by reference in the Information Statement, are incorporated herein by reference.

     (3) Not applicable.

     (4) The information set forth in the Information Statement under the caption "Summary Historical Consolidated Financial information" is incorporated herein by reference.

     (b) The information set forth in the Information Statement under the caption "Summary Unaudited Pro Forma Consolidated Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a), (b) None.

ITEM 15. ADDITIONAL INFORMATION

         None.

ITEM 16. EXHIBITS.

         Exhibit            Description
         -------            -----------

         (a)                Information Statement
         (b)                Not applicable.
         (c)(1)             Opinion of Financial Advisor*
         (c)(2)             Written Presentation of Capital Resources Group*
         (d)                Not applicable.
         (f)                Not applicable.
         (g)                Not applicable.

-------
* Previously filed

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 22, 2004                         WELLS FINANCIAL CORP.



                                          By: /s/ James D. Moll
                                              ---------------------------------
                                              James D. Moll
                                              Chief Financial Officer